Exhibit 99.1

Auna Common Shares Begin Trading on the Lima Stock Exchange to Strengthen

Company´s Regional Presence and Broaden Investor Access

Luxembourg, July 16, 2025 – Auna S.A. (“Auna” or the “Company”), a leading healthcare services provider in Latin America with operations in Mexico, Peru, and Colombia, announced that its common shares will begin trading on the Lima Stock Exchange (“BVL”) today. This milestone is part of the Company’s strategy to improve trading liquidity, strengthen its presence in Latin America´s capital markets, and expand its access to local and regional investors.

Auna’s common shares are now traded on both the New York Stock Exchange (“NYSE”) and the BVL under the ticker symbol “AUNA”. With this listing, Auna becomes the only healthcare company currently listed on the BVL.

The BVL listing enhances Auna’s visibility in Latin America´s capital markets and facilitates access for Peruvian and regional investors. “This listing is a strategic step that reflects our long-term commitment to Latin America. We want to make Auna more accessible to all investors—from global, regional and local institutional investors to individual investors, shareholders and our employees — by improving liquidity and deepening awareness of our value proposition,” said Suso Zamora, Executive Chairman and President of Auna.

The combined trading presence on both exchanges is intended to enhance Auna’s eligibility for inclusion in local, regional and global equity indices, further expanding and diversifying its institutional investor base. Auna’s participation in the BVL is expected to provide further benefits through regional integration, greater investor reach, and increased market visibility due to the regional trading market, nuam, which is present in Peru, Chile and Colombia.

About Auna

Auna is one of Latin America’s leading healthcare platforms, with operations in Mexico, Peru, and Colombia. It prioritizes prevention and focuses on complex diseases that represent the highest healthcare spending. Its mission is to transform healthcare by delivering access to a highly integrated offering of services in low-penetration markets across Spanish-speaking Latin America.

Founded in 1989, Auna has built one of the region’s largest modern healthcare platforms, consisting of a horizontally integrated network of medical care centers and a vertically integrated portfolio of oncology and general health plans. As of March 31, 2025, Auna’s network included 31 healthcare facilities—hospitals, ambulatory centers, and prevention and wellness centers—with a total of 2,323 beds and 1.4 million health plan members.

Contact

contact@aunainvestors.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s new listing of its common shares on the BVL. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Auna’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of Auna, which could result in Auna’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Auna. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Auna’s filings with the United States Securities and Exchange Commission, including its annual report on Form 20-F filed on April 10, 2025.

The forward-looking statements are made only as of the date hereof, and Auna does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.